P.E. 2/11/02

02017262

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, February 25, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

We hereby inform that we will be publishing in the Press tomorrow, the 26th, a Material Fact with the following tenor:

"Bradesco Acquires the Control of Banco Cidade S.A.

Banco Bradesco S.A. communicates to its stockholders, customers and the market in general that, on February 24, 2002, through its subsidiary Banco BCN S.A., it entered into a "Stock Purchase and Share Agreement" with the stockholders of Banco Cidade S.A., with the objective of acquiring its control.

The operation involves the purchase of the totality of the capital stock of Banco Cidade S.A., at the amount of R$ 366 million, of which R$ 112 million will be subscribed by the Sellers in Subordinated Debt to be issued by Organização Bradesco, and is conditional upon the approval of the competent authorities and conclusion of a due diligence, with the adjustment of the transaction amount, if applicable.

The transaction includes the subsidiaries Banco Cidade - Administradora de Cartões e Serviços Ltda., Banco Cidade - Corretora de Valores Mobiliários e de Câmbio Ltda., Banco Cidade - Distribuidora de Títulos e Valores Mobiliários Ltda., Banco Cidade - Leasing Arrendamento Mercantil S.A., Cidade Capital Markets Limited and the companies Cidade Asset Management Ltda. and Cidade Seguros Administradora e Corretora S/C Ltda.

Following are the main figures for Banco Cidade S.A., as of December 31, 2001.

	in R$ million
Assets	2,085
Loans and Guaranties	1,055
Deposits	499
- Demand	93
- Time	382
- Interbank	24
Funds and Customer Portfolios Under Management	741
Stockholders' Equity	242

Customers	49.7 thou.
Branches in the Country	24
Participation Abroad (non-financial)	1
Service Posts	53

With this acquisition, Bradesco reaffirms its objectives of strengthening its presence and activities in the market, expanding its economy of scale, maximizing return on investment of its stockholders and consolidating its leadership position."

Sincerely yours,

Banco Bradesco S.A.

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, February 25, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

This Bank's Board of Directors, in a meeting held on this date, approved the Board of Executive Officer's proposal to anticipate, **from April 30, 2002 to March 11, 2002**, the payment to the Company's stockholders of:

a) Complementary Interest on Own Capital relating to the year 2001, approved in the Board of Directors' Meeting of December 6, 2001, in the amount of R$ R$0.3200 for common stock and R$0.3520 for preferred stock, both per lot of one thousand stocks, benefiting the stockholders registered in our records on that date (December 6, 2001).

   As previously disclosed, the payment will be made at the net amount of R$0.2720 for common stock and R$0.2992 for preferred stock, both per lot of one thousand stocks, after deduction of Income Withholding Tax of fifteen percent (15%), except for the legal entity stockholders that are exempt from the respective taxation, which will received at the declared amount.

b) Dividends, also relating to the year 2001, approved in the Board of Directors' Meeting of December 6, 2001, in the amount of R$0.030 for common stock and R$0.033 for preferred stock, both per lot of one thousand stocks, benefiting the stockholders registered in our records on that date (December 6, 2001), which payment will be made at the declared amount, there being no withholding of Income Tax at Source.

The Interest and Dividends relating to stocks under custody at CBLC (Brazilian Clearing and Depository Corporation) will be paid to the respective CBLC, which will then transfer the said Interest and Dividends to the stockholder owners through the depositary Brokers.

Cordially,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, February 25, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

This Bank's Board of Directors, in a meeting held on this date, decided to call Special and Annual Stockholders' Meetings, to be held successively on March 14, 2002, at 4:00 p.m., in the corporate head office, in Cidade de Deus, Vila Yara, Osasco, SP, in "Salão Nobre" on the 5th floor, "Prédio Novo", in order to:

Special General Meeting

1. examine the proposals of the Board of Directors to:

   a) cancel the stocks held in treasury, existing on the date of the Meeting, representative of the Company's own capital stock, without the reduction thereof, acquired by the Company on the basis of the Board of Directors' decisions in the Meetings of April 6, September 5 and December 3, 2001, with the consequent amendment of the main provision of Article 6 of the Corporate Bylaws;

   b) appoint, pursuant to the Central Bank of Brazil's Circular nr. 2,824, of June 18, 1998, the experts that will perform the real estate appraisals in possible purchase and sale operations between this Institution and its Related Companies;

   c) partially amend the Corporate Bylaws, as follows: in Paragraph Three of Article 6 and Article 21, in order to contemplate the prohibition of the issuance of Participation Certificates and the call for Stockholders' Meetings with advance notice of at least 15 days, as a result of the Company's adhesion to Level 1 Corporate Governance of the São Paulo Stock Exchange (BOVESPA); in letter "i" of Article 9, including as a duty of the Board of Directors the submission to Stockholders' Meetings of proposals with the objective of reverse splits, stock dividends or stock splits; in Article 11, altering the periodicity of Board of Directors' meetings, from biweekly to monthly, and in the main provision of Article 12, raising from 57 to 62 the minimum number and from 81 to 86 the maximum number of positions on the Board of Executive Officers;

2. as a consequence of the amendments to the Corporate bylaws, to conduct its consolidation;

3. submit to approval:

   a) the institution of the Code of Conduct of the Board of Directors;

   b) the acquisition of the controlling interest of Banco do Estado do Amazonas S.A. - BEA, in conformity with Article 256 of the Corporate Law nr. 6,404/76.

Annual Stockholders' Meeting

1. receive the accounts of the Directors/Officers, examine, discuss and vote the Management's Report, the Financial Statements, including the distribution of Net Profit, and the Independent Auditors' Report, relating to the year ended December 31, 2001;

2. elect the members of the Board of Directors, which, pursuant to CVM (Brazilian Securities Commission) Instructions nr. 165, of December 11, 1991 and 282, of June 26, 1998, require the participation of stockholders representing at least 5% of the voting capital in order that stockholders may request the adoption of the multiple voting process;

3. establish the overall annual remuneration amount of the Directors/Officers, pursuant to the Corporate Bylaws.

The distribution of interest on own capital/dividends relating to the year 2001 will not be proposed at the Meeting, since they were already declared during that year.

Cordially,

Banco Bradesco S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: February 26, 2002

By: ______________________
Name: Luiz Carlos Trabuco Cappi
Title: Executive Vice President and
Investor Relations Director